

Mail Stop 3030

April 9, 2009

Via U.S. Mail and Facsimile 408-970-9998

Helene Simonet
Executive Vice President and Chief Financial Officer
Coherent, Inc.
5100 Patrick Henry Drive
Santa Clara, CA 95054

> **Re:** **Coherent, Inc.**
> **Form 10-K for the Fiscal Year Ended September 27, 2008**
> **Filed November 25, 2008**
> **File No. 001-33962**

Dear Ms. Simonet:

We have reviewed your response dated April 1, 2009. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 27, 2008

Financial Statements, page 77

Note 2. Significant Accounting Policies, page 83

Goodwill, page 87

1.   We note your response to prior comment 1 where you indicate that you perform
        your annual goodwill impairment test at the beginning of the fourth quarter of
        each fiscal year and you would record any resulting impairment in the fourth
        quarter of the fiscal year. However, you did not address the disclosure that you
        perform the annual test using the balance sheet as of the end of the third fiscal
        quarter. Please explain how that would be consistent with paragraph 26 of SFAS
        142. Explain why, since you have selected a testing date that is within the third
        quarter, you would not be required to provide the disclosures required by
        paragraph 47 of SFAS 142 as well as record any impairment loss that had been
        determined within the third quarter and not wait until the fourth quarter.
        Otherwise, please confirm that you performed the testing on the balance sheet as
        of the first day of your fourth quarter and revise future filings accordingly.

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please furnish a letter that keys your response
to our comment and provides any requested information. Detailed letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your response to our comment.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or
me at (202) 551-3671 if you have questions regarding comments on the financial
statements and related matters.

                                        Sincerely,

                                        Martin James
                                        Senior Assistant Chief Accountant